CALENDAR PROFITS LIMITED
27F Two Exchange Square, 8 Connaught Place
Central, Hong Kong
Tel. 852-2842-5865

June 29, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Ryan Houseal
Attorney-Advisor

	Re:	Calendar Profits Limited
Registration Statement on Form 20-F
Filed May 7, 2010
File No. 000-53973

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Registration Statement on Form 20-F of Calendar Profits Limited (the “Company”), filed May 7, 2010 (the “Form 20-F”), by letter dated June 25, 2010, to Mr. Qiang Wu, the Company’s Chief Executive Officer, and have set forth below the Company’s response.  The Company is simultaneously transmitting Amendment No. 2 to the Form 20-F (the “Amendment”) which reflects, where appropriate, revisions made in response to the Staff’s comment.

Preliminary Note

Forward-Looking Information, page 3

1.
SEC Comment:  We refer to prior comment 1 and your related response, in which you maintain that you are eligible to rely on statutory safe harbors of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  In this regard, please note that these statutory safe harbors apply only to issuers that, at the time that the forward-looking statement is made, are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934.  See Section 21A(a)(1) of the Securities Act and Section 27E(a)(1) of the Exchange Act.  Please advise or revise your document to remove any reference to these safe harbors.

Response:  The Company has revised the 20-F to remove any reference to the safe harbors.

Securities and Exchange Commission
June 29, 2010

2.
SEC Comment: We note your statement in response to prior comment 1 that you believe that you have not issued penny stock. Given that you have issued equity securities, tell us which of the exemptions from the definition of “penny stock” you believe apply to you. Refer to Rule 3a51-1 under the Exchange Act.

Response:  The Company withdraws its response that it has not issued penny stock.

Item 4. Other Information

B.  Business Overview, page 8

3.
SEC Comment:  We refer to your revisions made in response to prior comment 11.  Please tell us the basis for your belief that you will continue to generate revenues from the one client you advised in a fund raising that was completed in 2009.

Response: The Company has revised its disclosure under the heading Business Overview in response to this comment.

Item 5.  Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 8

4.
SEC Comment: We refer to your revisions made in response to prior comment 6. Please revise to describe in greater detail your plan of operations for the remainder of the fiscal year. Please disclose whether management believes that the company will have sufficient capital to meet its capital requirements for the next 12 months. Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company’s projected operations for a minimum of 12 months from the date of the filing. State the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Response: The Company has revised its disclosure under the heading Liquidity and capital resources in response to this comment.

Item 6.  Directors, Senior Management and Employees

E.  Share Ownership

Securities and Exchange Commission
June 29, 2010

5.	SEC Comment: Please consolidate the holdings of Equity Plus Holding with those of Qiang Wu in the table, given that Qiang Wu is the sole beneficial owner of shares held by that entity.

Response: The Company has revised the share ownership table in response to this comment.

Please do not hesitate to contact the undersigned, or Brad Shiffman, counsel to the Company, at (212) 885-5000, with any questions.

Very truly yours,

/s/ QIANG WU

Qiang Wu
Chief Executive Officer